SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1*)

                     Savannah Foods & Industries, Inc.
                             (Name of Issuer)

                  Common Stock, Par Value $0.25 per Share
                      (Title of Class of Securities)

                                 804795102
                              (Cusip Number)

                             W. Robert Cotham
                        201 Main Street, Suite 2600
                          Fort Worth, Texas 76102
                              (817) 390-8400
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            September 23, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,056,000 shares, which constitutes approximately 3.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 28,738,196 shares outstanding.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 51,852 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 51,852 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     51,852

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.2%


14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Perry R. Bass

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 51,852 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 51,852 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     51,852 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.2%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     51,852 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.2%


14.  Type of Reporting Person: IN

----------
(1) Solely in her capacity as one of two trustors of The Bass Management Trust and by virtue of her power to revoke same.

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 33,518 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 33,518 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     33,518

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /


13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through one of its trustees, Sid R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 33,518 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 33,518 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     33,518 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as a trustee and the sole trustor of Sid R. Bass Management Trust and by virtue of his power to revoke same.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 47,993
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 47,993
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     47,993

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.2%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Edward P. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 29,987
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 29,987
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     29,987

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Wesley Guylay Capital Management, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 892,650 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 892,650 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     892,650

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 3.1%

14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, Wesley Richard
     Guylay.

1.   Name of Reporting Person:

     Wesley Richard Guylay

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 892,650 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 892,650 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     892,650 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 3.1%

14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as the sole general partner of Wesley Guylay Capital Management.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 20, 1992, (the "Schedule 13D"), relating to the Common Stock, par value $0.25 per share, of Savannah Foods & Industries, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing includes a composite of all paper filings to date made by the Reporting Persons (as hereinafter defined) on Schedule 13D with respect to such securities.


ITEM 1.   SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, par value $0.25 per share (the "Stock"), of Savannah Foods & Industries, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at P.O. Box 339, Savannah, Georgia 31402.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of The Bass Management Trust ("BMT"), Perry R. Bass ("PRB"), Nancy L. Bass ("NLB"), Sid R. Bass Management Trust ("SRBMT"), Sid R. Bass ("SRB"), Lee M. Bass ("LMB"), Edward P. Bass ("EPB"), Wesley Guylay Capital Management, L.P., a Texas limited partnership ("WGCM"), and Wesley Richard Guylay ("WRG"). BMT, PRB, NLB, SRBMT, SRB, LMB, EPB, WGCM and WRG are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

     BMT

     BMT is a revocable grantor trust established pursuant to the Texas Trust Act. The principal business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PRB, one of the Trustors and the sole Trustee of BMT, and NLB, the other Trustor of BMT, is set forth below.

     PRB

     PRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Perry R. Bass, Inc. ("PRB, Inc.").

     PRB, Inc. is a Texas corporation, the principal businesses of which are ranching and the exploration for and production of hydrocarbons. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     NLB

     NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed. NLB is the other Trustor of BMT.

     SRBMT

     SRBMT is a revocable trust existing under the laws of the State of Texas. The address of SRBMT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to one of its Trustees, PRB, is set forth above. Information with respect to its two other Trustees, LMB and SRB, is set forth below.

     SRB

     SRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as Chairman of the Board and Chief Executive Officer of Sid R. Bass, Inc. ("SRB, Inc.").

     SRB, Inc. is a Texas corporation. SRB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ("BEPCO")), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LMB

     LMB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as Chairman of the Board and Chief Executive Officer of Lee M. Bass, Inc. ("LMB, Inc.").

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     EPB

     EPB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Thru Line Inc. ("TLI").

     TLI is a Texas corporation. TLI's principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of TLI, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     WGCM

     WGCM is a Texas limited partnership, the principal business of which is buying, selling, exchanging or otherwise acquiring, holding and dealing with securities, including warrants and rights, commodities and commodities futures contracts of every kind and description. The principal business address of WGCM, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to WRG, the sole general partner of WGCM, is set forth below.

     WRG

     WRG's business address is 30 Rockefeller Plaza, Suite 4535, New York, New York 10112, and his present principal occupation or employment at such address is serving as an investment advisor and general partner of WGCM.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON    SOURCE OF FUNDS     AMOUNT OF FUNDS

     BMT            Trust Funds(1)      $ 3,982,731.72 (2)

     PRB            Not Applicable      Not Applicable

     NLB            Not Applicable      Not Applicable

     SRBMT          Trust Funds (1)     $ 1,792,466.43 (3)

     SRB            Not Applicable      Not Applicable

     LMB            Personal Funds(4)   $ 3,790,628.53 (5)

     EPB            Personal Funds(4)   $ 1,241,566.15 (6)

     WGCM           Working Capital(7)  $14,605,774.41 (8)

     WRG            Not Applicable      Not Applicable

     (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (2) This figure represents the total amount expended by BMT for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect BMT's current net investment in shares of the Stock. The aggregate current net investment of BMT in shares of the Stock is $124,446.75.

     (3) This figure represents the total amount expended by SRBMT for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect SRBMT's current net investment in shares of the Stock. The aggregate current net investment of SRBMT in shares of the Stock is $ 34,475.92.

     (4) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (5) This figure represents the total amount expended by LMB for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect LMB's current net investment in shares of the Stock. The aggregate current net investment of LMB in shares of the Stock is $137,865.07.

     (6) This figure represents the total amount expended by EPB for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect EPB's current net investment in shares of the Stock. The aggregate current net investment of EPB in shares of the Stock is $42,856.31.

     (7) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (8) This figure represents the total amount expended by WGCM for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect WGCM's current net investment in shares of the Stock. WGCM has recouped through sales its entire investment in shares of the Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had discussions with management of the Issuer concerning its operations, and expect to have further discussions with management concerning various operational and financial issues.

     Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)

     BMT

     The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 51,852, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     PRB

     Because of his positions as Trustee and a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 51,852 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     NLB

     Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 51,852 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     SRBMT

     The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 33,518, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     SRB

     Because of his positions as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 33,518 shares of the Stock, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     LMB

     The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 47,993, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     EPB

     The aggregate number of shares of the Stock that EPB owns beneficially, pursuant to Rule 13d-3 of the Act, is 29,987, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     WGCM

     The aggregate number of shares of the Stock that WGCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 892,650, which constitutes approximately 3.1% of the outstanding shares of the Stock.

     WRG

     Because of his position as the sole general partner of WGCM, WRG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 892,650 shares of the Stock, which constitutes approximately 3.1% of the outstanding shares of the Stock.


     To the best of the knowledge of each of the Reporting Persons, other than is set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     BMT

     Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 51,852 shares of the Stock.

     PRB

     In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 51,852 shares of the Stock.

     NLB

     NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     SRBMT

     Acting through one of its trustees and its sole trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 33,518 shares of the Stock.

     SRB

     Because of his position as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 33,518 shares of the Stock.

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 47,993 shares of the Stock.


     EPB

     EPB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 29,987 shares of the Stock.

     WGCM

     WGCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 892,650 shares of the Stock.

     WRG

     As the sole general partner of WGCM, WRG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 892,650 shares of the Stock.

     (c) During the past sixty days, the Reporting Persons have purchased and sold shares of the Stock in open market transactions on the New York Stock Exchange, as follows:

     Reporting                   No. of Shares     Price Per
      Person         Date        Purchased or        Share
                                     Sold
     BMT            07-28-97        4,575(P)         $13.06
     SRBMT          07-28-97        4,575(P)          13.06
     LMB            07-28-97        4,575(P)          13.06
     EPB            07-28-97        4,575(P)          13.06
     WGCM           07-28-97       18,300(P)          13.06
     BMT            07-28-97        1,250(P)          13.25
     SRBMT          07-28-97        1,250(P)          13.25
     LMB            07-28-97        1,250(P)          13.25
     EPB            07-28-97        1,250(P)          13.25
     WGCM           07-28-97        5,000(P)          13.25
     BMT            07-28-97          625(P)          13.15
     SRBMT          07-28-97          625(P)          13.15
     LMB            07-28-97          625(P)          13.15
     EPB            07-28-97          625(P)          13.15
     WGCM           07-28-97        2,500(P)          13.15
     BMT            07-29-97        1,675(P)          13.06
     SRBMT          07-29-97        1,675(P)          13.06
     LMB            07-29-97        1,675(P)          13.06
     EPB            07-29-97        1,675(P)          13.06
     WGCM           07-29-97        6,700(P)          13.06
     BMT            07-29-97          625(P)          13.03
     SRBMT          07-29-97          625(P)          13.03
     LMB            07-29-97          625(P)          13.03
     EPB            07-29-97          625(P)          13.03
     WGCM           07-29-97        2,500(P)          13.03
     BMT            07-29-97        2,337(P)          13.11
     SRBMT          07-29-97        2,338(P)          13.11
     LMB            07-29-97        2,338(P)          13.11
     EPB            07-29-97        2,337(P)          13.11
     WGCM           07-29-97        9,350(P)          13.11
     BMT            07-30-97        2,900(P)          12.99
     SRBMT          07-30-97        2,875(P)          12.99
     LMB            07-30-97        2,875(P)          12.99
     EPB            07-30-97        2,900(P)          12.99
     WGCM           07-30-97       11,550(P)          12.99
     BMT            07-30-97        1,675(P)          13.03
     SRBMT          07-30-97        1,700(P)          13.03
     LMB            07-30-97        1,700(P)          13.03
     EPB            07-30-97        1,675(P)          13.03
     WGCM           07-30-97        6,750(P)          13.03
     BMT            07-31-97        1,875(P)          13.53
     SRBMT          07-31-97        1,875(P)          13.53
     LMB            07-31-97        1,875(P)          13.53
     EPB            07-31-97        1,875(P)          13.53
     WGCM           07-31-97        7,500(P)          13.53
     BMT            07-31-97          875(P)          13.59
     SRBMT          07-31-97          875(P)          13.59
     LMB            07-31-97          875(P)          13.59
     EPB            07-31-97          875(P)          13.59
     WGCM           07-31-97        3,500(P)          13.59
     BMT            09-08-97        2,150(S)          17.95
     SRBMT          09-08-97        1,750(S)          17.95
     LMB            09-08-97        2,125(S)          17.95
     EPB            09-08-97          875(S)          17.95
     WGCM           09-08-97      120,400(S)          17.95
     BMT            09-08-97       23,125(S)          17.95
     SRBMT          09-08-97       14,600(S)          17.95
     LMB            09-08-97       21,250(S)          17.95
     EPB            09-08-97       13,725(S)          17.95
     BMT            09-23-97        2,130(S)          18.95
     SRBMT          09-23-97        1,746(S)          18.95
     LMB            09-23-97        2,110(S)          18.95
     EPB            09-23-97          885(S)          18.95
     WGCM           09-23-97      120,393(S)          18.95
     BMT            09-23-97        2,130(S)          18.94
     SRBMT          09-23-97        1,746(S)          18.94
     LMB            09-23-97        2,110(S)          18.94
     EPB            09-23-97          885(S)          18.94
     WGCM           09-23-97      120,393(S)          18.94
     BMT            09-23-97       23,145(S)          18.95
     SRBMT          09-23-97       14,586(S)          18.95
     LMB            09-23-97       21,270(S)          18.95
     EPB            09-23-97       13,735(S)          18.95
     WGCM           09-23-97        4,154(S)          19.00
     BMT            09-23-97       23,145(S)          18.94
     SRBMT          09-23-97       14,586(S)          18.94
     LMB            09-23-97       21,270(S)          18.94
     EPB            09-23-97       13,735(S)          18.94
     BMT            09-23-97           80(S)          19.00
     SRBMT          09-23-97           68(S)          19.00
     LMB            09-23-97           80(S)          19.00
     EPB            09-23-97           30(S)          19.00
     BMT            09-23-97          870(S)          19.00
     SRBMT          09-23-97          548(S)          19.00
     LMB            09-23-97          795(S)          19.00
     EPB            09-23-97          515(S)          19.00


     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past sixty days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e) The Reporting Persons ceased to beneficially own more than 5% of the outstanding stock on September 23, 1997.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement and Power of Attorney pursuant to Rule 13d-1(f)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:    September 23, 1997

                              /s/ W. R. Cotham
                              W. R. Cotham,
                              Attorney-in-Fact for:

                                   THE BASS MANAGEMENT TRUST (1)
                                   PERRY R. BASS (2)
                                   NANCY L. BASS (3)
                                   SID R. BASS MANAGEMENT TRUST (4)
                                   SID R. BASS (5)
                                   LEE M. BASS (6)
                                   EDWARD P. BASS (7)
                                   WESLEY GUYLAY CAPITAL
                                     MANAGEMENT, L.P. (8)
                                   WESLEY RICHARD GUYLAY (9)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of the Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Edward P. Bass previously has been filed with the Securities and Exchange Commission.

(8) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Guylay Capital Management, L.P. previously has been filed with the Securities and Exchange Commission.

(9) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Richard Guylay previously has been filed with the Securities and Exchange Commission.

                               EXHIBIT INDEX

EXHIBIT   DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(f)(1)(iii), filed herewith